Exhibit 7.3

EVERBRIGHT DEVELOPMENT OVERSEAS, LTD.

110 Wall Street, 11th Floor

New York, New York 10005-3198

(212) 804-5725

August 28, 2013

ALCO Stores, Inc.

401 Cottage

Abilene, Kansas 67410-2832

Attention: Board of Directors

Re: Acquisition Proposal

Gentlemen:

Reference is made to our letter dated August 23, 2013 heretofore submitted to you on such date and setting forth our "Acquisition Proposal". All capitalized terms used and not expressly defined herein have the respective meanings assigned to them in the Agreement and Plan of Merger dated as of July 25, 2013 by and among ALCO Stores, Inc. (the "Company"), Mallard Parent, LLC and M Acquisition Corporation (the "Argonne Merger Agreement").

We were informed by you by letter dated August 27, 2013 -- approximately four days after the submission to you of our Acquisition Proposal, which submission was well in advance of the "Solicitation Period End Date"-- that the Board of Directors of the Company determined that Everbright Overseas Development, Ltd. ("Everbright" , "our" or "we") is an "Excluded Party".

This letter confirms, in all respects as set forth therein, our Acquisition Proposal, with the Company-favorable additions and clarifications set forth below:

1. We are prepared to contribute additional equity to fund the merger of Emerald Acquisition Corp., a Kansas corporation and wholly owned subsidiary of Everbright ("EAC"), with and into the Company, such that the "Financing Uses" will now be funded and sourced with (i) up to $21,000,000 of equity (which includes existing owned shares), (ii) $30,000,000 of secured bank financing from one of our lending sources and (iii) a $140,000,000 senior secured credit facility from our other lending source.

You received on August 23, 2013 copies of the then-most current versions of the draft bank commitment letters negotiated with our lending sources and we will be in a position to furnish you with final drafts thereof no later than September 4, 2013. Such commitment letters will be executed and delivered and in effect immediately prior to the execution and delivery of the definitive merger agreement among Everbright, EAC and the Company (the "Superior Merger Agreement").

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2. Not later than 48 hours following the execution and delivery of the Superior Merger Agreement we would deposit or cause to be deposited into escrow not less than ( U.S.) $18,000,000 of cash and margin securities to pre-fund the aggregate merger consideration and as collateral for Everbright's and EAC's obligations under the Merger Agreement in accordance with the terms and subject to the conditions of an Escrow Agreement to be entered into among Everbright, EAC and the Company simultaneously with the execution and delivery of the Superior Merger Agreement and consistent with our most recent discussions of the nature and scope of these arrangements.

Other than as described in paragraphs 1. and 2. above, our Acquisition Proposal (including our firm price of $14.30/"Per Share Merger Consideration", net of any "Excluded Party Fee") is hereby confirmed in all respects.

We believe that our Acquisition Proposal, as revised and clarified herein, is superior in all respects to the transactions contemplated by the Argonne Merger Agreement and we would hope and expect (for the benefit of all holders of the Company's outstanding common stock and consistent with the fiduciary duties the Company's directors) that the Company's directors (upon the recommendation of any special committee thereof, as applicable) will promptly determine in good faith, after consultation with its legal and financial advisors, that our Acquisition Proposal constitutes a "Superior Proposal" and immediately so notify Argonne Capital Group, LLC and its affiliated parties to the Argonne Merger Agreement in accordance with the provisions of such agreement, including Section 5.3 thereof.

Respectfully submitted and yours sincerely,

/s/ Luis Chang

Luis Chang,

Chief Executive Officer

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